

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2015

Joseph J. DeAngelo
Chief Executive Officer
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2015**
> **Filed March 24, 2015**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 31, 2015**
> **File No. 1-35979**

Dear Mr. Angelo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 1, 2015

Cover Page

1. Please disclose the aggregate market value of voting and nonvoting common stock held by non-affiliates by reference to the price at which the common equity was last sold or as of the last business day of your most recently completed second fiscal quarter. Refer to Form 10-K.

Definitive Proxy Statement filed on Schedule 14A

Equity Incentive Compensation, page 49

2. In future filings, please provide additional disclosure explaining how you determine the amounts of routine equity grants to issue to your named executive officers. For example,

we note that it appears that you awarded Mr. DeAngelo approximately $4 million in routine equity grants in 2014 but you do not disclose the basis for the amount. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief